UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 07 April 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Issued by Harmony Gold
Mining Company Limited
7 April 2015
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE:
HAR
HAR
NYSE:
HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Fatality at Harmony’s Unisel mine
Johannesburg: Tuesday, 7 April 2015. Harmony Gold Mining Company Limited (‘Harmony’) regrets to advise that an employee was fatally injured in an engineering related accident while performing maintenance work at Unisel mine near Welkom on Saturday, 4 April 2015.
Production at the mine has been stopped and an investigation into the accident is underway.
Harmony’s Chief Executive Officer, Graham Briggs, the board and Harmony colleagues express their sincere condolences to the family and friends of the deceased.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 07, 2015
Harmony Gold Mining Company Limited
By: /s/
Name: Frank Abbott
Title: Financial Director